

06008405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 4/20

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/05_ AND ENDING _12/31/05_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEOFFREY RICHARDS SECURITIES CORP.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1801 S. Federal Hwy - Suite 247

(No. and Street)

Delray Beach   FLORIDA   33483

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey D. Liddy   561-276-4233

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.

(Name – if individual, state last, first, middle name)

1515 University Drive, Suite 226 Coral Springs Florida 33071

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 2 5 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RECEIVED MAR 1 2006 WASH. D.C. 160

OATH OR AFFIRMATION

I, _Geoffrey O. Liddy_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Geoffrey Richards Securities Corp._ , as of _December 31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JENNIFER A. HUGHES
MY COMMISSION # DD 347001
EXPIRES: August 16, 2008
Bonded Thru Notary Public Underwriters

_____
Signature

President
Title

Jennifer A. Hughes
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEOFFREY RICHARDS SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

Page

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 226
Coral Springs, Florida 33071
(954) 752-1712

INDEPENDENT AUDITOR'S REPORT

Geoffrey Richards Securities Corp.
Delray Beach, Florida

We have audited the accompanying balance sheet of Geoffrey Richards Securities Corp. as of December 31, 2005 and the related statement of operations, cash flows, and statements of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Geoffrey Richards Securities Corp. and the results of its operations and the related statement of operations , cash flows, and statements of changes in stockholders' equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the financial statements taken as a whole. The information presented on the statement of computation of minimum capital requirements is not a required part of the financial statements, but in supplementary information required by the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied to the examination of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 25, 2006
Coral Springs, Florida

GEOFFREY RICHARDS SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 64,072
Commission receivable	9,484
Total Current Assets	73,556
Other Assets	
Deposit with clearing broker	50,000
Total Assets	$ 123,556

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable	$ 886
Total Liabilities	886
Stockholder's Equity	
Common Stock, par value $.01; 10,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in-capital	138,297
Accumulated Deficit	(15,657)
Total Stockholders' Equity	122,670
Total Liabilities and Stockholders Equity	$123,556

See accompanying notes to financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	$ 291,626
Operating Expenses:	
Clearing charges	55,847
Professional fees	2,250
Compensation	188,628
Regulatory fees	4,311
Occupancy expense	30,006
General & Administrative Expenses	18,599
Total Operating Expenses	299,641
Net Income (Loss) before Other Income (Expense)	(8,015)
Other Income (Expense)	
Interest Income	1,184
Net Income (loss) before Provision for Income Taxes	(6,831)
Provision for Income Taxes	- 0 -
Net Income (Loss)	($ 6,831)

See accompanying notes to financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:

Net Income(Loss)	$ (6,831)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Decrease in commission receivable	15,841
Decrease in accounts and commissions payable	17,597
Net Cash provided (used) by Operating Activities	(8,587)
Net decrease in cash	(8,587)
Cash and Cash Equivalents - beginning	72,659
Cash and Cash Equivalents - ending	$64,072

Other disclosures for cash flows statement:

taxes paid	$ -0-
interest expense paid	- 0 -

See accompanying notes to financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock	Additional Paid In Capital	Accumulated Deficit
Balance - 12/31/03	28	$138,297	(10,572)
Issuance of stock	2	(2)	
Net income	- 0 -	- 0 -	1,748
Balance - 12/31/04	30	138,295	(8,824)
Net loss	- 0 -	- 0 -	(6,831)
Balance - 12/31/05	$ 30	$138,295	$(15,655)

See accompanying notes to financial statements

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.)   **Nature of Business**

The Company was incorporated on February 5, 2002 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies. On August 29, 2003, the company changed its name to Geoffrey Richards Securities Corp.

B.)   **Cash Equivalents**

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificated of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.)   **Organization Costs**

Organization cost are amortized over sixty months.

D.)   **Income Taxes**

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

E.)   **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2005 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.)   **Marketable Investments**

The Company reflects its marketable investments at the lower of cost or market.

NOTE 2   **RESTRICTIVE COVENANTS**

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minium net capital of $ 100,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3   **SECURITIES AND EXCHANGE REQUIREMENTS**

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4   **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5   **COMMITMENTS**

The Company executed a lease on September 19, 2002 for a term of one commencing November 1, 2002 and ending October 31, 2003. The lease has been extended for an additional year to October 31, 2005. Effective July 20, 2005, the lease was renewed for a term commencing September 1, 2005 to August 31, 2007.. The rent for year ended 2005 was $ 30,006. The rent obligation under this renewed lease is $ 38,187 and $ 18,645 for the years 2006 and 2007, respectedly..

NOTE 6   **RELATED PARTIES**

For the year ended 12/31/05, the two shareholders of the Company received approximately $ 100,000 in compensation and distributions.

GEOFFREY RICHARDS SECURITIES CORP
Supplemental Information
STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2005

Total Assets	$ 123,556
Less:Liabilities	886
Net Capital	122,670
Adjustments:	- 0 -
Adjusted Net Capital	122,670
Net Capital Required	100,000
Excess in Capital	$ 22,670

GEOFFREY RICHARDS SECURITIES CORP.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2005

Net capital per Audited Financial Statements $ 122,670

Net capital per Focus Report - Part II A   <u>122,670</u>

     Net Difference   - 0 -

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 226
Coral Springs, Florida 33071
(954) 752-1712

Geoffrey Richards Securities Corp.
Delray Beach, Florida

We have examined the financial statements of Geoffrey Richards Securities Corp. as of December 31, 2005 and have issued our report there on dated February 25, 2006. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extend if other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized tat the evaluation of these factors necessarily requires estimates and judgements by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 20054, was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Coral Springs, Florida
February 25, 2006

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